07022586

BURBERRY

By courier to the Mail Room

FILE NO. 82-34691

Securities and Exchange Commisssion
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street N,W
Washington DC 20549

10 April 2007

Dear Sir/Madam

SUPPL

BURBERRY GROUP PLC ("the Company")

INFORMATION FURNISHED PURSUANT TO RULE 12g3-2(b) UNDER THE SECURITIES EXCHANGE ACT 1934 ("EXCHANGE ACT")

The enclosed information is being furnished to the Securities and Exchange Commission by the Company in order to maintain the exemption from Section 12(g) of the Exchange Act afforded to foreign private issuers under Rule 12g3-2(b) of the Exchange Act.

Pursuant to subparagraph (1) (i) of Rule 12g3-2(b) under the Exchange Act, we attach copies of the announcements and notifications that the Company has either:

a) made or is required to make public pursuant to the laws of England and Wales, the jurisdiction of its domicile and under the laws of which it is incorporated; or
b) filed or is required to file with the UK Listing Authority ("UKLA") or the London Stock Exchange ("LSE") and which was or will be made public by the UKLA or the LSE; or
c) distributed or is required to distribute to its security holders

during the period 1 January 2007 – 31 March 2007.

The information set out in this letter and the documents enclosed herewith are being furnished under subparagraph (b)(1)(i) of Rule 12g3-2, with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully

Kathryn Dickinson
Deputy Company Secretary

Enclosures:

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies (Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	150,000	45,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	22/09/2006	15/09/2006	20/09/2006
Maximum prices paid § for each share	£4.9556	£4.739783	£4.8895
Minimum prices paid § for each share	£4.9556	£4.739783	£4.8895

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,428,697.78
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 7145.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed Designation ‡ Date

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	100,000	100,000	80,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	26/09/2006	27/09/2006	28/09/2006
Maximum prices paid § for each share	£4.9785	£4.9372	£4.9692
Minimum prices paid § for each share	£4.9785	£4.9372	£4.9692

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 1,391,192.66
Stamp Duty is payable on the aggregate amount at the rate of $^1/_2$% rounded up to the nearest multiple of £5	£ 6960.00

Signed [signature] Designation ‡ SECRETARY Date 25.9.06

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and reference (if any) :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (04/06)
General Section | Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

   London Stamp Office
   Ground Floor
   South West Wing
   Bush House
   Strand
   London
   WC2B 4QN

   Tel: 020 7438 7252/7452

   Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

   NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

   For companies registered in:

   England or Wales:

   The Registrar of Companies
   Companies House
   Crown Way
   Cardiff CF14 3UZ

   DX: 33050 Cardiff

   Scotland:

   The Registrar of Companies
   Companies House
   37 Castle Terrace
   Edinburgh EH1 2EB

   DX: 235 Edinburgh

   or LP - 4 Edinburgh 2

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

This is a summary of the information submitted to Companies House on . This document does not indicate that the submission has been successful. You will receive separate notification when the submission has been accepted or rejected.

Date Alloted:

From: 22/01/2007

To (optional): 22/01/2007

Allotted shares: GBP

Share Class: Ordinary

Shares Issued: 33334

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	33334

Address:

20 Moorgate
LONDON
United Kingdom
EC2R 6DA

G

CHFP010

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

To the Registrar of Companies
(address overleaf)

Please do not write in the space below. For Inland Revenue use only.

Please complete legibly, preferably in black type, or bold block lettering

For official use

Company Number: 03458224

Name of company

* Insert full name of company

* BURBERRY GROUP PLC

NOTE:

This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company.

§A private company is not required to give this information

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY		
Number of shares purchased	100,000		
Nominal value of each share	0.05p		
Date(s) on which the shares were delivered to the company	20/12/2006		
Maximum prices paid for each share §	6.323376		
Minimum prices paid for each share §	6.323376		

The aggregate amount paid by the company for the shares to which this return relates was:	£ 633,287.11
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 3,170.00

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Signed [signature] Designation ‡ SECRETARY Date 21/12/2006

Presenter's name, address and reference (if any):

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official use (02/06)
General Section
Post room

1. Before this form is delivered to Companies House it must be "stamped" by the Inland Revenue Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. The Inland Revenue Stamp Office is located at:

London Stamp Office
Ground Floor
South West Wing
Bush House
Strand
London WC2B 4QN

Tel: 020 7438 7252 / 7452

Cheques for Stamp Duty must be made payable to "Inland Revenue - Stamp Duties" and crossed "Not Transferable".

NOTE. This form must be presented to the Inland Revenue Stamp Office for stamping together with the payment of duty within 30 days of the allotment of shares, otherwise Inland Revenue penalties may be incurred.

2. After this form has been "stamped" and returned to you by the Inland Revenue it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

BLUEPRINT 2000

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 03458224

Company Name in full Burberry Group plc

Date of this return

T‌‌‌‌‌‌‌‌he information in this return is made up to

Day		Month		Year			
0	2	0	1	2	0	0	7

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day Month Year

Registered Office

Show here the address **at the date of this return.**

18-22 Haymarket

*Any change of registered office **must** be notified on form 287.*

Post town London

County / Region

UK Postcode SW1Y 4DQ

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

7415

If the code number cannot be determined, give a brief description of principal activity.

Companies House receipt date barcode

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

LloydsTSB Registrars, The Causeway

Post town: Worthing

County / Region: West Sussex | UK Postcode: BN99 6DA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region: | UK Postcode:

(mpany type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee without share capital	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

(mpany Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr

Forename(s): Michael Neil Copinger

Surname: Mahony

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Address ††: 5 Westgrove Lane

Post town: London

County / Region: | UK Postcode: SE10 8QP

Country: United Kingdom

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	07 06 1960
Forename(s)	Angela Jean
Surname	Ahrendts
Address ††	[X] 18-22 Haymarket
Post town	London
County / Region	
UK Postcode	SW1Y 4DQ
Country	
Nationality	American
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	14 12 1952
Forename(s)	Philip
Surname	Bowman
Address ††	[ ] Scottish Power plc, 1 Atlantic Quay
Post town	Glasgow
County / Region	
UK Postcode	G2 8SP
Country	United Kingdom
Nationality	Australian
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the stered or principal onice address.

Name * Style / Title	
Date of birth (Day Month Year)	13 01 1951
Forename(s)	Rose Marie
Surname	Bravo
Address ††	2D Thorney Court Apartments, Palace Gate Kensington
Post town	London
County / Region	
UK Postcode	W8 5NJ
Country	United Kingdom
Nationality	American
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the ‹ .porate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name * Style / Title	Ms
Date of birth (Day Month Year)	18 11 1963
Forename(s)	Stacey Lee
Surname	Cartwright
Address ††	34 Roedean Crescent
Post town	London
County / Region	
UK Postcode	SW15 5JU
Country	United Kingdom
Nationality	British
Business occupation	Company Director

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	27 10 1956
Forename(s)	Stephanie
Surname	George
☐ **Address ††**	23 Woodmont Road
Post town	Upper Montclair
County / Region	New Jersey
UK Postcode	07043
Country	United States
Nationality	American
Business occupation	Company Director

* Voluntary details.

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

Name

* Style / Title	
Date of birth (Day Month Year)	02 03 1949
Forename(s)	John Wilfred
Surname	Peace
☐ **Address ††**	Caunton Manor, Manor Road Caunton
Post town	Newark
County / Region	Nottinghamshire
UK Postcode	NG23 6AD
Country	
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	01 02 1937
Forename(s)	Guy
Surname	Peyrelongue
Address ††	Apartment 8A, 115 5th Avenue
Post town	New York
County / Region	New York
UK Postcode	10128
Country	USA
Nationality	French
Business occupation	Company Director

* Voluntary details.

Name

Directors In the case of a director that is a corporation or a Scottish firm, the name is the corporate or firm name.

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985 otherwise, give your usual residential address. In the case of a corporation or Scottish firm, give the registered or principal office address.

* Style / Title	
Date of birth (Day Month Year)	23 01 1953
Forename(s)	David Alan
Surname	Tyler
Address ††	6 Ernle Road
Post town	Wimbledon
County / Region	London
UK Postcode	SW20 0HJ
Country	United Kingdom
Nationality	British
Business occupation	Company Director

BLUEPRINT 2000

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class (e.g. Ordinary/Preference)	Number of shares issued	Aggregate Nominal Value (i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)
Ordinary	441,327,881	£220,663.9405
Share Option	0	£0.00
Totals	441,327,881	220,663.9405

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed		X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] **Date** 12.1.07

† Please delete as appropriate.

† A director / secretary

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets. *(enter number)*

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Legal Department, 58-59 Haymarket, London, SW1Y 4BL

Tel

DX number DX exchange

BLUEPRINT 2000

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

*This is a summary of the information submitted to Companies House on . This document does **not** indicate that the submission has been successful. You will receive **separate** notification when the submission has been accepted or rejected.*

Date Alloted:

From: 20/02/2007
To (optional): 20/02/2007

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 56667

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	56667

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

88(2)

Return of allotments of shares (excluding non-cash)

Company Name: BURBERRY GROUP PLC
Company Number: 03458224

This is a summary of the information submitted to Companies House on . This document does not indicate that the submission has been successful. You will receive separate notification when the submission has been accepted or rejected.

Date Alloted:
From: 08/03/2007
To (optional): 08/03/2007

Allotted shares: GBP

Share Class: Ordinary
Shares Issued: 6250

Share holdings:

Share Holder	Type	Shares Held
Cazenove Nominees Limited (Participant ID 142CN)	Single	6250

Address:
20 Moorgate
LONDON
United Kingdom
EC2R 6DA

G

COMPANIES FORM No. 169

Return by a company purchasing its own shares

169

CHWP000

Please do not write in this margin

Pursuant to section 169 of the Companies Act 1985

Please do not write in the space below. For HM Revenue & Customs use only.

Please complete legibly, preferably in black type, or bold block lettering

To the Registrar of Companies
(Address overleaf)

For official use

Company number: 03458224

Name of company

* insert full name of company

* BURBERRY GROUP PLC

Note
This return must be delivered to the Registrar within a period of 28 days beginning with the first date on which shares to which it relates were delivered to the company

Shares were purchased by the company under section 162 of the above Act as follows:

Class of shares	ORDINARY	ORDINARY	ORDINARY
Number of shares purchased	150,000	100,000	80,000
Nominal value of each share	0.05p	0.05p	0.05p
Date(s) on which the shares were delivered to the company	22/01/2007	24/01/2007	26/01/2007
Maximum prices paid § for each share	£6.32953	£6.485664	£6.50
Minimum prices paid § for each share	£6.32953	£6.485664	£6.50

§ A private company is not required to give this information

The aggregate amount paid by the company for the shares to which this return relates was:	£ 2,121,175.89
Stamp Duty is payable on the aggregate amount at the rate of ½% rounded up to the nearest multiple of £5	£ 10,610.00

Signed [signature] Designation ‡ [illegible] Date [illegible]

‡ Insert Director, Secretary, Administrator, Administrative Receiver or Receiver (Scotland) as appropriate

Presenter's name address and *reference (if any)* :

LEGAL DEPARTMENT
58-59 HAYMARKET
LONDON
SW1Y 4BL

For official Use (11/06)
General Section

Post room

1. Before this form is delivered to Companies House it must be "stamped" by HM Revenue & Customs Stamp Office to confirm that the appropriate amount of Stamp Duty has been paid. HM Revenue & Customs Stamp Office is located at:

HMRC Stamp Office
9th Floor
City Centre House
30 Union Street
Birmingham
B2 4AR

Tel: 0845 6030135

Cheques for Stamp Duty must be made payable to "HM Revenue & Customs, Stamp Taxes" and crossed "Not Transferable".

NOTE. This form must be presented to the HM Revenue & Customs Stamp Office for stamping together with the payment of duty within 30 days of the purchase of the shares, otherwise HM Revenue & Customs penalties may be incurred.

2. After this form has been "stamped" and returned to you by HM Revenue & Customs it must be sent to:

For companies registered in:

England or Wales:

The Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

DX: 33050 Cardiff

Scotland:

The Registrar of Companies
Companies House
37 Castle Terrace
Edinburgh EH1 2EB

DX: 235 Edinburgh

or LP - 4 Edinburgh 2

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Additional Listing
Released	14:23 17-Jan-07
Number	6831P

17 January 2007

Burberry Group plc (the "Company")

Block Listing of Shares

Application has been made to the UK Listing Authority and the London Stock Exchange for a block listing of 300,000 ordinary shares of 0.05p each in Burberry Group plc. These shares are being allotted to trade on the London Stock Exchange and to be admitted to the Official List upon allotment pursuant to the Company's obligations under the Burberry IPO Senior Executive Restricted Share Plan (the "Scheme").

Participants in the Scheme have or will become entitled to these shares following the vesting of share awards and the exercise of share options. These shares will rank equally with the existing issued ordinary shares of the Company.

END

END

Close

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	16:36 18-Jan-07
Number	7795P

18 January 2007

Burberry Group plc ("the Company")

Earlier today, Rose Marie Bravo, Vice-Chairman:

(i) exercised options to acquire 277,777 Ordinary Shares of 0.05p each in the Company ("Shares") at a price of £2.58 per Share, such options having been granted under the Burberry Executive Share Option Scheme 2002 on 12 June 2003;

(ii) exercised options to acquire 555,556 Shares at a price of £3.78 per Share, such options having been granted under the Burberry Executive Share Option Scheme 2002 on 2 August 2004; and

(iii) exercised options to acquire 277,778 Shares at a price of £4.23 per Share, such options having been granted under the Burberry Executive Share Option Scheme 2002 on 21 July 2005.

All the Shares referred to above were subsequently sold in London today at a price of £6.34 per Share.

Following these transactions Rose Marie Bravo holds 155,762 Shares, a contingent interest in 282,571 Shares under the Burberry Co-Investment Plan and options to acquire 833,332 Shares.

The Company received notification of the above changes in Rose Marie Bravo's share interests in the Company on 18 January 2007.

END

Close

Regulatory Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	11:15 22-Jan-07
Number	9041P

Burberry Group plc - Voting Rights and Capital

In conformity with the Transparency Directive's transitional provision 6, and further to the Company's announcement on 27 December 2006, we would like to notify the market of the following:

As at 20 January 2007, Burberry Group plc's capital consists of 441,327,881 ordinary shares with voting rights. Burberry Group plc holds 23,680 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 441,304,201.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

END

Close

Regulatory Announcement

Go to market news section

Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	15:29 23-Jan-07
Number	0114Q

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached** (ii):

   Burberry Group plc

2. **Reason for the notification:** (please state **Yes/No**):

   An acquisition or disposal of voting rights:

   An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:

   An event changing the breakdown of voting rights:

   Other (please specify) - YES
   Initial notification as per regulatory requirement

3. **Full name of person(s) subject to the notification obligation** (iii)**:**
   Schroders plc

4. **Full name of shareholder(s)** (if different from 3.) (iv):

5. **Date of the transaction and date on which the threshold is crossed or reached** (v)**:**
   23/01/2007

6. **Date on which issuer notified:**
   23/01/2007

7. **Threshold(s) that is/are crossed or reached:**
   Above 5%

8. **Notified details:**

A: Voting rights attached to shares

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	**Number of shares**	**Number of voting rights** (ix)		**% of voting rights**	
	Direct	**Direct** (x)	**Indirect** (xi)	**Direct**	**Indirect**
Ordinary GB0031743007	N/A	N/A	36,760,709	N/A	8.330%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
36,760,709	8.330%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Schroder Investment Management Limited 34,885,036 7.905%

Schroder & Co Limited 97,070 0.02199%

Schroder Investment Management Japan Limited 1,644,833 0.3727%

Schroder Investment Management Hong Kong Limited 133,770 0.0303%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

The shares referred to in section 9 are held in portfolios managed by those firms on a discretionary basis for clients under investment management agreements.

14. Contact name:

15. Contact telephone number:

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Schroders plc

Contact address (registered office for legal entities):
31 Gresham Street, London, EC2V 7QA

Phone number:
020 7658 2959

Other useful information (at least legal representative for legal persons):
Taryn O'Donoghue

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

C: Additional information :

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Regulatory Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Director/PDMR Shareholding
Released	17:22 26-Jan-07
Number	2516Q

26 January 2007

Burberry Group plc ("the Company") has received notification that Rose Marie Bravo, a director of the Company, has today sold 50,000 Ordinary Shares of 0.05p each in the Company on the London Stock Exchange at a price of 651p per Share, and an additional 3,079 Ordinary Shares of 0.05p at a price of 650.5p.

Following these transactions Rose Marie Bravo holds an interest in 102,683 Ordinary Shares of 0.05p each.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Blocklisting Interim Review
Released	15:46 30-Jan-07
Number	3932Q

BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY.

To: The *FSA*

Date: 30 January 2007

AVS No:				
Name of *applicant*:		Burberry Group plc		
Name of scheme:		1. Burberry Senior Executive IPO Share Option Scheme 2. Burberry IPO Senior Executive Restricted Share Plan		
Period of return:	From:	21 July 2006	To:	29 January 2007
Balance under scheme from previous return:		1. 722,505 Ordinary Shares of 0.05p each 2. 21,250 Ordinary Shares of 0.05p each Total: 743,755		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		300,000 Ordinary Shares of 0.05p each were designated to the Burberry IPO Senior Executive Restricted Share Plan.		
Number of *securities* issued/allotted under scheme during period:		1 62,502 Ordinary Shares of 0.05p each 2. 25,000 Ordinary Shares of 0.05p each Total: 87,502		
Balance under scheme not yet issued/allotted at end of period		1. 660,003 Ordinary Shares of 0.05p each 2. 296,250 Ordinary Shares of 0.05p each Total: 956,253 Ordinary Shares of 0.05p each		
Number and *class* of *securities* originally listed and the date of admission		1. 2,000,000 Ordinary Share of 0.05p each on 11.07.03 , 3,000,000 Ordinary Shares of 0.05p each on 27.07.04 and 54,198 Ordinary Shares of 0.05p each on 11.07.06 2. 4,000,000 Ordinary Shares of 0.05p each on 27.07.04 and 2,177,500 Ordinary Shares of 0.05p each on 11.07.06		
Total number of *securities* in issue at the end of the period		441,031,215 Ordinary Shares of 0.05p each		

Name of contact:	Kathryn Dickinson
Address of contact:	58-59 Haymarket, London, SW1Y 4BL

Telephone number of contact:	020 7968 5682

SIGNED BY Kathryn Dickinson
Deputy Company Secretary
Burberry Group plc

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	16:05 31-Jan-07
Number	4871Q

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the close of business on 30 January 2007 its capital consisted of 441,031,215 ordinary shares with voting rights. Burberry Group plc holds 23,680 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 441,007,535.

The above figure (441,007,535) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS
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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	11:28 02-Feb-07
Number	6268Q

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (Group)
Legal and General Investment Management Limited (LGIM)
Legal and General Assurance Society Limited (LGAS & LGPL)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Group Plc (L&G)
Legal and General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

31 January 2007

6. Date on which issuer notified:

1 February 2007

7. Threshold(s) that is/are crossed or reached:

Above 5% (Group)

Above 5% (LGIM)

Above 3% (LGAS & LGPL)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
ORD GBP 0.05	32,350,098 = 7.00% (Under Section 198 on the 12/01/2006)	

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
ORD GBP 0.05	30,953,941	30,953,941	4,143,374	7.018	0.9:

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
35,097,315	7.95

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (35,097,315 = 7.95% Total Position)

Legal & General Investment Management (Holdings) Limited (35,097,315 = 7.95% Total Position)

Legal & General Investment Management Limited (Indirect) (35,097,315 = 7.95% Total Position)

Legal & General Group Plc (Direct) (L&G) (30,953,941 = 7.01% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (13,319,991 = 3.02)	Legal & General Insurance Holdings Limited (LGIH) (Direct) (17,633,950 = 3.99%)
Legal & General Assurance (Pensions Management) Limited (PMC) (13,319,991 = 3.02)	Legal & General Assurance Society Limited (LGAS & LGPL) (17,633,950 = 3.99%)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 441,007,535

14. Contact name:

Helen Lewis

15. Contact telephone number:

020 7528 6742

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

....

Contact address (registered office for legal entities):

....

Phone number:

....

Other useful information (at least legal representative for legal persons):

....

B: Identity of the notifier, if applicable (xvii)

Full name:

....

Contact address:

....

Phone number:

....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	12:19 15-Feb-07
Number	3286R

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance Society Limited (LGAS & LGPL)
Legal and General Assurance (Pensions Management) Limited (PMC)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

13 February 2007

6. Date on which issuer notified:

14 February 2007

7. Threshold(s) that is/are crossed or reached:

From 7% to 6% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if	Situation previous to the	Resulting situation after the

possible using the ISIN CODE	Triggering transaction (vi) Number of shares	triggering transaction (vi) Number of voting Rights (viii)
ORD GBP 0.05	30,953,941	30,953,941

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
ORD GBP 0.05	30,834,671	30,834,671		6.99	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,834,671	6.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (34,823,045 = 7.89% Total Position)

Legal & General Investment Management (Holdings) Limited (34,823,045 = 7.89% Total Position)

Legal & General Investment Management Limited (Indirect) (34,823,045 = 7.89% Total Position)

Legal & General Group Plc (Direct) (L&G) (30,834,671 = 6.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (13,276,445 = 3.01)

Legal & General Assurance (Pensions Management) Limited (PMC) (13,276,445 = 3.01)

Legal & General Insurance Holdings Limited (LGIH) (Direct) (17,558,226 = 3.98%)

Legal & General Assurance Society Limited (LGAS & LGPL) (17,558,226 = 3.98%)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 441,007,535

14. Contact name:

Helen Lewis

15. Contact telephone number:
020 7528 6742

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
....

Contact address (registered office for legal entities):
....

Phone number:
....

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
....

Contact address:
....

Phone number:
....

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h).. This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:20 15-Feb-07
Number	3548R

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

Other (please specify): Notification of holding at Jan 20 2007

3. Full name of person(s) subject to the notification obligation (iii):

JPMorgan Chase & Co

4. Full name of shareholder(s) (if different from 3.) (iv):

J.P.Morgan International Bank Limited
J.P.Morgan Investment Management Inc.
JF Asset Management Limited
JPMorgan Asset Management (Canada) Inc
JPMorgan Asset Management (UK) Limited
JPMorgan Chase Bank

5. Date of the transaction and date on which the threshold is crossed or reached (v):

N/A

6. Date on which issuer notified:

15 February 2007

7. Threshold(s) that is/are crossed or reached:

5% threshold

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
Burberry Group plc (ISIN GB0031743007)	N/A	N/A

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
ORD GBP 0.05	0	0	22,510,589	0	5.1(

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
22,510,589	5.10

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Total disclosable holding for JPMorgan Chase & Co.: 22,510,589 voting rights (5.10%)

Holdings by controlled undertakings of JPMorgan Chase & Co. are as follows:

J.P.Morgan International Bank Limited

J.P.Morgan Investment Management Inc.

JF Asset Management Limited
JPMorgan Asset Management (Canada) Inc.
JPMorgan Asset Management (UK) Limited
JPMorgan Chase Bank

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

This is notification of disclosable holding as at 20 January 2007. Please note the group has no other holdings which are covered by exemptions.

14. Contact name:

Tracey Young

15. Contact telephone number:
020 7325 4513

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
JPMorgan Chase & Co.

Contact address (registered office for legal entities):
270 Park Avenue, New York, NY 10017

Phone number:
001 212 270 6000

Other useful information (at least legal representative for legal persons):
....

B: Identity of the notifier, if applicable (xvii)

Full name:
Tracey Young

Contact address:
JPMorgan Chase Bank, N.A., 13th Floor, 125 London Wall, London, EC2Y 5AJ

Phone number:
020 7325 4513

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

....

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when

the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Regulatory Announcement

Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	15:23 28-Feb-07
Number	0574S

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 28 February 2007 its capital consists of 440,751,882 ordinary shares with voting rights. Burberry Group plc holds 23,680 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 440,728,202.

The above figure (440,728,202) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Director Declaration
Released	11:04 26-Feb-07
Number	8507R

Burberry Group plc – Director's Declaration

In accordance with Listing Rule 9.6.14, Burberry Group plc (the "Company") announces that Mr David Tyler, a non-executive director, has informed the Company of his appointment as a non-executive director of Reckitt Benckiser plc with effect from today.

There have been no other changes to the information set out in Listing Rule 9.6.13R (2) to 9.6.13R (
END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:52 05-Mar-07
Number	3594S

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:
NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
NO

An event changing the breakdown of voting rights:
YES

3. Full name of person(s) subject to the notification obligation (iii):
Fidelity International Limited (FIL)

4. Full name of shareholder(s) (if different from 3.) (iv):

Fidelity International Limited (FIL) is the parent holding company for various direct and indirect subsidiaries, including Fidelity Fund Management Limited (FFML), Fidelity Investment Services Ltd (FISL), Fidelity Gestion (FIGEST), Fidelity Investments Advisory (Korea) Limited (FIAKL), Fidelity Investments Management (Hong Kong) Limited (FIMHK), Fidelity Pension Management (FPM), Fidelity Investments Japan (FIJ) and Fidelity Investments International (FII), investment managers to various non-US Investment companies and institutional clients.

Shares Held	Nominee	Management Company
10,000	State Street Hong Kong	FIA(K)L
169,500	State Street BK and TR Co LNDN	FPM
15,900	State Street BK and TR Co LNDN	FIL
690,277	Northern Trust London	FPM
57,800	Northern Trust London	FIL
6,900	Norddeutsche Landersbank	FIL
94,200	JPMorgan, Bournemouth	FIL
452,500	JP Morgan, Bournemouth	FPM
6,051,264	JP Morgan, Bournemouth	FISL
3,238,442	JP Morgan, Bournemouth	FIL
4,400	Dexia Privatbank	FPM
8,900	Chase Manhttn BK AG FRNKFRT	FPM

998,544	Brown Bros Harrimn LTD LUX	FIL
83,800	Bank of New York Brussels	FPM

5. Date of the transaction and date on which the threshold is crossed or reached (v):
Revised due to DTR rules

6. Date on which issuer notified:
02 March 2007

7. Threshold(s) that is/are crossed or reached:
……………..

8. Notified details:
……………..

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
GB0031743007	11,882,427	11,882,427

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031743007			11,882,427		2.70%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
11,882,427	2.70%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Shares Held	Nominee	Management Company
10,000	State Street Hong Kong	FIA(K)L
169,500	State Street BK and TR Co LNDN	FPM
15,900	State Street BK and TR Co LNDN	FIL
690,277	Northern Trust London	FPM
57,800	Northern Trust London	FIL
6,900	Norddeutsche Landersbank	FIL
94,200	JPMorgan, Bournemouth	FIL
452,500	JP Morgan, Bournemouth	FPM
6,051,264	JP Morgan, Bournemouth	FISL
3,238,442	JP Morgan, Bournemouth	FIL
4,400	Dexia Privatbank	FPM
8,900	Chase Manhttn BK AG FRNKFRT	FPM
998,544	Brown Bros Harrimn LTD LUX	FIL
83,800	Bank of New York Brussels	FPM

Proxy Voting:

10. Name of the proxy holder:
Fidelity International Limited (FIL)

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholding reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 28 February 2007.

14. Contact name:
Sophie Hughes

15. Contact telephone number:
01737 836713

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
Fidelity International Limited (FIL)

Contact address (registered office for legal entities):
Pembroke Hall, 42 Crow Lane, Pembroke, HM19 Bermuda

Phone number:

01737 836713

Other useful information (at least legal representative for legal persons):
Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name:
Fidelity Investments International

Contact address:
Windmill Court XTW2B, Millfield Lane, Lower Kingswood, Tadworth, Surrey, KT20 6RB

Phone number:
01737 836713

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
Authorised to make this filing under power of attorney

C: Additional information :

As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholding reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FMR Corp. Please note these holdings are correct as of close of business 28 February 2007.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	16:51 05-Mar-07
Number	3597S

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):
Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights:
NO

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached:
NO

An event changing the breakdown of voting rights:
YES

3. Full name of person(s) subject to the notification obligation (iii):
FMR Corp

4. Full name of shareholder(s) (if different from 3.) (iv):

FMR Corp is the parent holding company of Fidelity Management & Research Company (FMRCO), investment manager for US mutual funds, and Fidelity Management Trust Company (FMTC), a US state chartered bank which acts as a trustee or investment manager of various pension and trust accounts.

Shares Held	Nominees	Management Company
47,600	State Street Bank and TR Co	FMTC
1,900,242	State Street Bank and TR Co	FMRCO
42,800	State Street Bank and TR Co	FICL
4,600	Northern Trust London	FMRCO
22,300	Northern Trust Co	FMTC
13,100	Mellon Bank N.A.	FMTC
18,400	Mellon Bank N.A.	FMRCO
22,300	JPMorgan Chase Bank	FPM
27,600	JPMorgan Chase Bank	FMTC
13,625,600	JPMorgan Chase Bank	FMRCO
2,554,681	Brown Brothers Harriman and Co	FMRCO
36,600	Bank of New York	FMTC

5. Date of the transaction and date on which the threshold is crossed or reached (v):

Revised due to DTR rules

6. Date on which issuer notified:
02 March 2007

7. Threshold(s) that is/are crossed or reached:
....

8. Notified details:
....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi) Number of shares	Resulting situation after the triggering transaction (vi) Number of voting Rights (viii)
GB0031743007	18,315,823	18,315,823

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
	Direct	Direct (x)	Indirect (xi)	Direct	Indirect
GB0031743007			18,315,823		4.16%

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
18,315,823	4.16%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Shares Held	Nominees	Management Company
47,600	State Street Bank and TR Co	FMTC
1,900,242	State Street Bank and TR Co	FMRCO
42,800	State Street Bank and TR Co	FICL

4,600	Northern Trust London	FMRCO
22,300	Northern Trust Co	FMTC
13,100	Mellon Bank N.A.	FMTC
18,400	Mellon Bank N.A.	FMRCO
22,300	JPMorgan Chase Bank	FPM
27,600	JPMorgan Chase Bank	FMTC
13,625,600	JPMorgan Chase Bank	FMRCO
2,554,681	Brown Brothers Harriman and Co	FMRCO
36,600	Bank of New York	FMTC

Proxy Voting:

10. Name of the proxy holder:
FMR Corp

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:
As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholding reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 28 February 2007.

14. Contact name:
Sophie Hughes

15. Contact telephone number:
01737 836713

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):
FMR Corp

Contact address (registered office for legal entities):
82 Devonshire Street, Boston, MA, 02109 USA

Phone number:
01737 836713

Other useful information (at least legal representative for legal persons):
Company Secretary

B: Identity of the notifier, if applicable (xvii)

Full name:
Fidelity Investments

Contact address:
Windmill Court XTW2B, Millfield Lane, Lower Kingswood, Tadworth, Surrey, KT20 6RB

Phone number:
01737 836713

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):
Authorised to make this filing under power of attorney

C: Additional information :
As discussed with the FSA, prior to the implementation of the EU Transparency Directive, we aggregated the interests of FMR Corp (FMR) and Fidelity International Limited (FIL) together for the purposes of shareholding reporting. According to the new DTR rules we are now reporting the indirect holdings of FMR and FIL separately. A separate notification is being submitted for FIL. Please note these holdings are correct as of close of business 28 February 2007.

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on

which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	17:23 09-Mar-07
Number	7213S

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance (Pensions Management) Limited (PMC)
Legal and General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

07/03/2007

6. Date on which issuer notified:

09/03/2007

7. Threshold(s) that is/are crossed or reached:

Above 6%-7% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if **Situation previous to the** **Resulting situation after the**

possible using the ISIN CODE	Triggering transaction (vi) Number of shares	triggering transaction (vi) Number of voting Rights (viii)
ORD GBP 0.05	30,834,671	30,834,671

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indir
ORD GBP 0.05	31,306,057	31,306,057		7.10	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights.

Total (A+B)

Number of voting rights	% of voting rights
31,306,057	7.10

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (35,514,089 = 8.05% Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (35,514,089 = 8.05% Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (35,514,089 = 8.05% Total Position)

Legal & General Group Plc (Direct) (L&G) (31,306,057 = 7.10% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (13,747,831 - 3.11% = PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (13,747,831 - 3.11% =PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH) (17,558,226 - 3.98% = LGAS & LGPL)

Legal & General Assurance Society Limited (LGAS & LGPL) (17,558,226 - 3.98% = LGAS & LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 440,728,202

14. Contact name:

Helen Lewis

15. Contact telephone number:
020 7528 6742

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Legal & General Group Plc

Contact address (registered office for legal entities):

Temple Court, 11 Queen Victoria Street, London, EC4N 4TP

Phone number:

020 7528 6742

Other useful information (at least legal representative for legal persons):

Gayle Little

B: Identity of the notifier, if applicable (xvii)

Full name:

Helen Lewis

Contact address:

Bucklersbury House, 3 Queen Victoria Street, London, EC4N 8NH

Phone number:

020 7528 6742

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Investment Advisor

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when

the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Holding(s) in Company
Released	10:42 29-Mar-07
Number	9679T

TR-1i: NOTIFICATION OF MAJOR INTERESTS IN SHARES

(1). Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached (ii):

Burberry Group plc

2. Reason for the notification (please state **Yes/No**):

An acquisition or disposal of voting rights: YES

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: NO

An event changing the breakdown of voting rights: NO

3. Full name of person(s) subject to the notification obligation (iii):

Legal and General Group Plc (L&G)

4. Full name of shareholder(s) (if different from 3.) (iv):

Legal and General Assurance Society Limited (LGAS & LGPL)

5. Date of the transaction and date on which the threshold is crossed or reached (v):

27/03/2007

6. Date on which issuer notified:

28/03/2007

7. Threshold(s) that is/are crossed or reached:

From 7%-6% (L&G)

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	**Resulting situation after the triggering transaction** (vi)

	Number of shares	Number of voting Rights (viii)
ORD GBP 0.05	31,306,057	31,306,057

Resulting situation after the triggering transaction (vii)

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting righ	
	Direct	Direct (x)	Indirect (xi)	Direct	Indi
ORD GBP 0.05	30,546,275	30,546,275		6.97	

B: Financial Instruments

Resulting situation after the triggering transaction (xii)

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
30,546,275	6.97

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable (xv):

Legal & General Group Plc (Direct and Indirect) (Group) (35,631,765 = 8.13% Total Position)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect) (35,631,765 = 8.13% Total Position)

Legal & General Investment Management Limited (Indirect) (LGIM) (35,631,765 = 8.13% Total Position)

Legal & General Group Plc (Direct) (L&G) (30,546,275 = 6.97% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD)	Legal & General Insurance Holdings Limited (Direct) (LGIH) (17,557,116 – 4.00% = LGAS & LGPL)
Legal & General Assurance (Pensions Management) Limited (PMC)	Legal & General Assurance Society Limited (LGAS & LGPL) (17,557,116 – 4.00% = LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Notification using shares in issue figure of 438,143,202

14. Contact name:

Helen Lewis

15. Contact telephone number:
020 7528 6742

Annex to Notification Of Major Interests In Shares (xvi)

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities):

Contact address (registered office for legal entities):

Phone number:

Other useful information (at least legal representative for legal persons):

B: Identity of the notifier, if applicable (xvii)

Full name:

Contact address:

Phone number:

Other useful information (e.g. functional relationship with the person or legal entity subject to the notification obligation):

Investment Advisor

C: Additional information :

....

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

(viii) Direct and indirect

(ix) In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

(x) Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

(xi) Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

(xii) If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

(xiii) date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

(xiv) If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

(xv) The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

(xvi) This annex is only to be filed with the competent authority.

(xvii) Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

END

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Regulatory Announcement

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Company	Burberry Group PLC
TIDM	BRBY
Headline	Total Voting Rights
Released	12:40 30-Mar-07
Number	0982U

Burberry Group plc - Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1., Burberry Group plc advises that as at the 30 March 2007 its capital consists of 437,773,132 ordinary shares with voting rights. Burberry Group plc holds 23,680 ordinary shares in Treasury.

Therefore, the total number of voting rights in Burberry Group plc is 437,749,452.

The above figure (437,749,452) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Burberry Group plc under the FSA's Disclosure and Transparency Rules.

ENDS
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Company	Burberry Group PLC
TIDM	BRBY
Headline	Directorate Change
Released	12:35 29-Mar-07
Number	9873T

BURBERRY GROUP PLC - DIRECTORATE CHANGES

Burberry Group plc (the 'Company') is pleased to announce the appointment of Ian Carter as a non-executive director, with effect from 1 April 2007. Ian Carter is Executive Vice President of Hilton Hotels Corporation and Chief Executive Officer of Hilton International Co., and was a director of Hilton Group plc until the acquisition of Hilton International by Hilton Hotels Corporation in February 2006.

There are no further matters to be disclosed under LR 9.6.13R of the Listing Rules of the UK Listing

The Company also announces that Guy Peyrelongue will retire as a non-executive director with effect from 31 March 2007. In addition, Guy Peyrelongue retired from the position of chairman of the Remuneration Committee with effect from 23 March 2007. The board thanks Guy for his valuable contribution and wishes him well for the future.

David Tyler, who has been a non-executive director of the Company since June 2002 and is currently a member of the Audit Committee, took up the position of chairman of the Remuneration Committee with effect from 23 March 2007.

Following the changes outlined above, the Company's board will comprise:

John Peace – Chairman
Rose Marie Bravo - Vice-Chairman
Angela Ahrendts - Chief Executive Officer
Stacey Cartwright - Chief Financial Officer
Philip Bowman - Senior Independent Director
David Tyler - non-executive director
Stephanie George - non-executive director
Ian Carter - non-executive director

ENDS
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END